UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*
USEC Inc.
(Name of Issuer)
Common Stock, $.10 par value
(Title of Class of Securities)
90333E207
(CUSIP Number)
Chee Ying Lim
Company Secretary
Noble Group Limited
18th Floor, MassMutual Tower
38 Gloucester Road
Hong Kong
(852) 2250 2043

with a copy to
Miranda So, Esq.
18th Floor, Hong Kong Club Building
3A Chater Road, Central
Hong Kong
(852) 2533-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 31, 2013
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90333E207
1.	NAME OF REPORTING PERSON. Noble Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 118,957
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 118,957
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,957
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Calculated using 4,960,046 shares outstanding (based on 124,001,162 shares of common stock outstanding as of April 29, 2013 and taking into account the 1-for-25 reverse stock split effective July 1, 2013).

Introductory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is filed with respect to USEC, Inc. (the “Company” or Issuer”) by Noble Group Limited (the “Reporting Person”). This Amendment No. 1 amends and supplements the schedule with respect to the Company filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on Schedule 13D (the “Schedule 13D”) on June 7, 2010. With respect to the Reporting Person, this statement amends and, with respect to certain information set forth herein, supersedes the Schedule 13D. Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 2. Identity and Background

Schedule A of the Schedule 13D is hereby amended and restated in entirety with the Schedule A attached to this Amendment No. 1.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On July 31, 2013, the Reporting Person disposed of 115,000 Shares held by the Reporting Person in the Company. As a result of these transactions, as of July 31, 2013, the Reporting Persons beneficially owns less than 5% of the shares.

Item 5. Interest in Securities of the Issuer

Items 5 of the Schedule 13D is hereby amended and restated in entirety as follows:

(a)         The Reporting Person beneficially owns 118,957 Shares, representing approximately 2.4% of the outstanding Shares of the Issuer, calculated based upon 124,001,162 Shares outstanding as of April 29, 2013 and taking into account the 1-for-25 reverse stock split effective July 1, 2013.

Except as set forth in this Item 5(a), the Reporting Person does not, and, to the best of its knowledge, the persons named in Schedule A hereto do not, beneficially own any Shares.

(b)         The Reporting Person has the sole power to vote and to dispose of 118,957 Shares.

(c)         Information concerning transactions in Shares that have been effected during the past 60 days by the Reporting Person is set forth in Schedule B to this Amendment No. 1.  Except for the transactions described in Schedule B to this Amendment No. 1, none of the Reporting Persons, and, to their knowledge, none of the directors and officers of the Reporting Persons, has effected any transactions in the Shares during the past 60 days. Following this transaction, the Reporting Person no longer beneficially owns 5% or more of the outstanding Shares of the Issuer, and accordingly, this statement on Schedule 13D is hereby terminated and this Amendment No. 1 constitutes the final amendment thereto.

 (d)         Not applicable.

(e)          July 31, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 1, 2013
Date

/s/ Chee Ying Lim
Signature

Chee Ying LIM, Company Secretary
(Name/Title)

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Noble Group Limited (the “Reporting Person”) are set forth below. If no business address is given, the director’s or officer’s business address is 18th Floor, MassMutual Tower, 38 Gloucester Road, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to the Reporting Person.

Name	Citizenship	Present Principal Occupation Including Name and Address of Employer and Business Address (if different from the Reporting Person)

Directors

Richard Samuel Elman	British
Founder and Executive Chairman of the Board of Directors of Noble Group Limited. Mr. Elman is also the Chairman of the Finance and Operations Committee, the Vice Chairman of the Investment and Capital Markets Committee, and also serves on the Audit Committee, the Nominating Committee, the Remuneration and Options Committee of Noble Group Limited.

Yusuf Alireza	British
Chief Executive Officer of Noble Group Limited. Mr. Alireza is also the Vice Chairman of the Finance and Operations Committee, and also serves on the Investment and Capital Markets Committee, the Corporate Social Responsibility Committee and the Government Relations Committee of Noble Group Limited.

William James Randall	Australian	Executive Director of Noble Group Limited. Mr. Randall also serves on the Investment and Capital Markets Committee and the Finance and Operations Committee of Noble Group Limited.

Milton M. Au	Canadian
Non-Executive Director of Noble Group Limited. Mr. Au is also the Vice Chairman of the Audit Committee, and also serves on the Investment and Capital Markets Committee and the Finance and Operations Committee of Noble Group Limited.

Li Rongrong	Chinese
Non-Executive Director of Noble Group Limited.  Mr. Li also serves on the Corporate Social Responsibility Committee, the Corporate Governance Committee and the Government Relations Committee of Noble Group Limited.

David Gordon Eldon	British
Lead Independent Director of Noble Group Limited. Mr. Eldon is also the Chairman of the Investment and Capital Markets Committee and the Nominating Committee, and also serves on the Corporate Governance Committee of Noble Group Limited.

Iain Ferguson Bruce	British
Independent Non-Executive Director of Noble Group Limited. Mr. Bruce is the Chairman of the Audit Committee, and also serves on the Corporate Social Responsibility Committee and the Corporate Governance Committee of Noble Group Limited.

Robert Tze Leung Chan	British
Independent Non-Executive Director of Noble Group Limited. Mr. Chan is the Vice Chairman of the Corporate Governance Committee and also serves on the Corporate Social Responsibility Committee and the Remuneration and Options Committee of Noble Group Limited.

Name	Citizenship	Present Principal Occupation Including Name and Address of Employer and Business Address (if different from the Reporting Person)

Irene Yun Lien Lee	Australian
Independent Non-Executive Director of Noble Group Limited.  Ms. Lee also serves on the Audit Committee, the Investment and Capital Markets Committee, the Nominating Committee and the Government Relations Committee of Noble Group Limited.

Ambassador Burton Levin	American
Independent Non-Executive Director of Noble Group Limited. Ambassador Levin is also the Chairman of the Corporate Social Responsibility Committee and the Government Relations Committee, and the Vice Chairman of the Nominating Committee of Noble Group Limited.

Richard Paul Margolis	British	Independent Non-Executive Director of Noble Group Limited. Mr. Margolis also serves on the Corporate Governance Committee and the Government Relations Committee of Noble Group Limited.

Edward Walter Rubin	Canadian
Independent Non-Executive Director of Noble Group Limited. Mr. Rubin is also the Chairman of the Corporate Governance Committee, and also serves on the Audit Committee, the Corporate Social Responsibility Committee and the Government Relations Committee of Noble Group Limited.

Alan Howard Smith	British
Independent Non-Executive Director of Noble Group Limited. Mr. Smith is also the Chairman of the Remuneration and Options Committee, and also serves on the Investment and Capital Markets Committee and the Nominating Committee of Noble Group Limited.

Executive Officers (who are not Directors)

Robert van der Zalm	Dutch	Group Chief Financial Officer.

William Cronin	American	Chief Operating Officer.

Wildrik de Blank	Dutch	Group Treasurer.

Louis Tang	Chinese	Group Finance Director - Controlling.

Jeffrey Alam	British	Group General Counsel.

Stephen Brown	British	Director, Corporate Affairs.

Chee Ying Lim	Malaysian	Company Secretary.

SCHEDULE B

TRANSACTIONS IN SHARES BY THE REPORTING PERSON WITHIN THE LAST 60 DAYS

All of the sales of Shares set forth below were made by the Reporting Person in the open market

Date of Transaction	Number of Shares Sold	Price Per Share	Aggregate Price
July 31, 2013	115,000	$17.7352	$2,039,548